[NPDC letterhead]






                                                     October 14, 2004

Pamela A. Long, Esq.
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

                  Re:      National Patent Development Corporation
                           Form S-1 Amendment No.1, filed on September 10, 2004 File No. 333-118568

Dear Ms. Long:

         We are today filing, in electronic format pursuant to Section 232.101 of Regulation S-T, this letter and Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1 (the "Registration Statement") of National Patent Development Corporation (the "Company"), relating to the spin-off (the "Spin-off") by GP Strategies Corporation (the "Parent") of all of the outstanding common stock of the Company.

         As requested in the letter (the "Comment Letter"), dated September 23, 2004, from you to Jerome I. Feldman, Chief Executive Officer of the Company, setting forth the comments of the Staff of the Securities and Exchange Commission (the "Commission") on Amendment No.1 to the Registration Statement as filed on September 10, 2004, the numbers below correspond to the numbers set forth in the Comment Letter.

1. Andrea Kantor, the General Counsel of National Patent Development, hereby confirms that the reference and limitation to the DGCL in exhibit 5.1, the legality opinion, includes the statutory provisions and all applicable provisions of the Delaware Constitution, including reported judicial decisions interpreting these laws.

2. We have written down the investment in Millennium Cell as of June 30, 2004, due to its other-than-temporary decline in value. Our historical selected financial data, capitalization, pro forma financial information, MD&A, and the financial statements have been revised accordingly.

Pamela A. Long, Esq.
September 10, 2004
Page 2




3. The status of the arbitration had been updated. See pages 56 and F-34.



                                            Very truly yours,



                                            Andrea D. Kantor
                                            Vice President and General Counsel

cc:      Donald Cavern, Esq.
         Nathan Cheney, Esq.
         Daniel Horwood, Esq.